UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Board of Directors’ Proposal to partially amend the bylaws, due to the capital stock increase with capitalization of reserves and bonus shares, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits to examination and resolution proposals to:

I.         Capital Stock Increase: to increase the capital stock from R$30,100,000,000.00 to R$38,100,000,000.00, by means of:

1.       Reserves Capitalization: the capital stock will be increased by R$8,000,000,000.00, by capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law # 6,404/76, including bonus shares;

2.       Bonus Shares (10%): 382,479,458 new non-par, book-entry,  registered shares will be issued, of which 191,239,739 are common shares and 191,239,719 are preferred shares, which will be conferred, free of charge to shareholders, as bonus share, at the ratio of 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date, observing:

2.1.    Objective:  the bonus share operation aims at: a) improving the liquidity of the shares on the market, taking into account that a higher quantity of outstanding shares, potentially, improves business; b) to allow an adjustment to share prices, making them more attractive and accessible to a greater number of investors. Share bonus, on its turn, does not have legal consequences, as it does not cause changes to the proportional ownership of any shareholder. As for the economic effects, there will be an increase of 10% in the total amount of interest on shareholders’ equity monthly paid, thus benefiting all shareholders on a proportional basis.

2.2.    Record Date: the record date of bonus entitlement will be notified to the market after the approval of the respective process by the Central Bank of Brazil.

2.3.    Trading:  current shares shall continue to be traded entitled to bonus  and new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and their inclusion in the shareholders’ position to be notified to the market.

Board of Directors’ Proposal to partially amend the bylaws, due to the capital stock increase with capitalization of reserves and bonus shares, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.

.2.

2.4.    Bonus Shares Entitlement: They will be entitled to dividends and/or interest on shareholders’ equity to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

2.5.    Monthly Interest on Shareholders’ Equity: will be maintained at R$0.018817992 per common share and R$0.020699791 per preferred share (gross), and R$0.015995293 per common share and R$0.017594822 per preferred share, taking into account the Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax. So as the amount paid monthly to shareholders will be increased by 10% after the inclusion of new shares in the shareholders’ positions.

2.6.    Fractions of Shares: the bonus share will always occur in whole numbers.  The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), after the period of 30 (thirty) days set forth in Paragraph Three, Article 169 of Law # 6,404/76, which will be determined after the process is duly approved by the Central Bank of Brazil, and the respective amounts will remain available to shareholders entitled thereto.

2.7.    Cost of Bonus Shares: the cost attributed to the bonus shares is R$20.916155973 per share, regardless of the type, pursuant to the provisions in Paragraph One of Article 47 of the Normative Ruling of the Brazilian Internal Revenue Service #1,022 of April 5, 2010.

2.8.    Additional Procedures – Fractions of Shares Payments: the values arising from fractions of shares will be made available to shareholders, as follows:

a)       to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

Board of Directors’ Proposal to partially amend the bylaws, due to the capital stock increase with capitalization of reserves and bonus shares, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.

.3.

b)      to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

2.9.    Holders of Depositary Receipts (DRs), Traded in the United States and Spain

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs - American Depositary Receipts in the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex) and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date.

•           the resulting fractions, similarly to the operations in Brazil, will be separated, grouped into whole numbers and sold on the respective Stock Exchanges, and the amounts will be credited to the holders of fractions;

•           once concluded the operation, DRs - Depositary Receipts will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR, in the aforementioned markets.

II.      Change to the wording of the “caput” of Article 6 of the Bylaws, as a result of the previous item, which will be in force with the following wording, in case of approval of the proposal to increase the capital stock, the previous item object: “Article 6) The capital stock is R$38,100,000,000.00 (thirty eight billion one hundred million reais), divided into 4,207,274,039 (four billion, two hundred and seven million, two hundred seventy four thousand, thirty nine) non-par, book-entry, registered shares, of which 2,103,637,129 (two billion, one hundred and three million, six hundred thirty seven thousand, one hundred twenty-nine) are common shares and 2,103,636,910 (two billion, one hundred and three million, six hundred thirty six thousand, nine hundred and ten) are preferred shares.”

Board of Directors’ Proposal to partially amend the bylaws, due to the capital stock increase with capitalization of reserves and bonus shares, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.

.4.

Cidade de Deus, Osasco, SP, February 6, 2013

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice Chairman
Mário da S.Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto

We declare this is a free English translation of part of the Minutes of the Special Meeting # 2,028, of the Bank’s Board of Directors, held on February 6, 2013, drawn up in the Company’s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Further information regarding the proposals for the capital stock increase with 10% bonus shares and consequent amendment to the Bylaws to be submitted to Banco Bradesco S.A.’ shareholders, at the Special Sharenolders’ Meeting to be held on March 11, 2013, at 4 p.m., in compliance with Article 14 and Attachment 14 of CVM Instruction # 481, of 12.17.2009

1.      Inform the amount of the increase and the new capital stock

Capital stock increase by R$8,000,000,000.00, increasing it from R$30,100,000,000.00 to R$38,100,000,000.00.

2.      Inform whether the capital stock increase will be made by means of: (a) conversion of debentures into shares; (b) exercise of subscription rights or subscription warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares

Capital Stock Increase by capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law # 6,404/76, including bonus shares.

3.      Explain, in detail, the reasons for the increase and its legal and economic consequences

To improve the liquidity of the shares on the market, taking into account that a higher quantity of outstanding shares, potentially, improves business, and to allow an adjustment to share prices, making them more attractive and accessible to a greater number of investors. Share bonus, on its turn, does not have legal consequences, as it does not cause changes to the proportional ownership of any shareholder. As for the economic effects, there will be an increase of 10% in the total amount of interest on shareholders’ equity monthly paid, thus benefiting all shareholders on a proportional basis.

4.      Provide a copy of the Fiscal Council Opinion, if applicable

Fully transcribed Fiscal Council Opinion registered in that Body’s Special Meeting, held on February 6, 2013, “Fiscal Council Opinion - Banco Bradesco S.A. – The undersigned members of the Fiscal Council of Banco Bradesco S.A., according to the provisions in Item III of Article 163 of Law #6,404/76, proceeding with the examination of the Board of Directors’ Proposal for the capital stock increase by capitalization of reserves before 10% bonus shares, with the consequent amendment to the “caput” of Article 6 of the Bylaws, registered in the Special Meeting #2,028, of said Body, held on this date, suggest the approval by the Company’s shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.”. Cidade de Deus, Osasco, SP, February 6, 2013. Fiscal Council Members – Domingos Aparecido Maia, Nelson Lopes de Oliveira and Ricardo Abecassis Espírito Santo Silva.”

5.      In the event of capital increase by means of subscription of shares

Not applicable.

6.      In the event there is a capital stock increase by means of capitalization of profits or reserves

Further information regarding the proposals for the capital stock increase with 10% bonus shares and consequent amendment to the Bylaws to be submitted to Banco Bradesco S.A.’ shareholders, at the Special Sharenolders’ Meeting to be held on March 11, 2013, at 4 p.m., in compliance with Article 14 and Attachment 14 of CVM Instruction # 481, of 12.17.2009

.2.

a.         Inform whether the face value of shares will be changed, if applicable, or whether new shares will be distributed among shareholders

The Company’s shares, pursuant statutory provision, have no par value. Will be issued 382,479,458 new shares and allocated at no cost to shareholders, as bonus, at the ratio of 1 (one) new share to each 10 (ten) shares of the same type they own on the reference date.

b.        Inform whether the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

The capitalization proposed will increase the number of shares as follows:

Number of Shares	Current	Proposed
Common Shares (ON)	1,912,397,390	2,103,637,129
Preferred Shares (PN)	1,912,397,191	2,103,636,910
Total	3,824,794,581	4,207,274,039

c.         In the event of distribution of new shares

                                      i.     Inform the number of issued shares of each type and class

Number of Issued Shares by Type
Common Shares (ON)	191,239,739
Preferred Shares (PN)	191,239,719
Total	382,479,458

                                       ii.      Inform the percentage in shares to be received by shareholders

All the shareholders will receive, as a bonus, 10% in shares.

                                       iii.     Describe the rights, benefits and restrictions attributed to the shares to be issued

Type	Rights	Benefits	Restrictions
Common Shares

•   voting right;

•  In the case of a public offering resulting from a possible sale of the Company's control, the common shares not part of the controlling block will be entitled to receiving one hundred percent (100%) of the price paid per common share held by the controlling shareholders.

•       entitled to dividends and/or interest on shareholders’ equity that might be declared as of the date of their inclusion in the shareholders' position. Entitled to receive, fully, any benefits attributed to the other shares as of the aforementioned date.

• conversion of common shares into preferred shares is not allowed;

Further information regarding the proposals for the capital stock increase with 10% bonus shares and consequent amendment to the Bylaws to be submitted to Banco Bradesco S.A.’ shareholders, at the Special Sharenolders’ Meeting to be held on March 11, 2013, at 4 p.m., in compliance with Article 14 and Attachment 14 of CVM Instruction # 481, of 12.17.2009

.3.

Preferred Shares

•      priority for Capital Stock repayment in the event of Company's winding-up;

•      dividends ten percent (10%) higher than those attributed to the common shares;

•      Inclusion in a public offering resulting from a possible sale of the Company's control, entitling their holders to receive a price equal to eighty percent (80%) of the price paid per common share that is part of the controlling block.

	• as above.	• has no voting right; • conversion of preferred shares into common shares is not allowed;

                                  iv.      Inform the acquisition cost, in Brazilian reais per share, to be attributed so that shareholders may comply with Article 10 of Law # 9,249, of December 26, 1995

The cost attributed to the bonus shares is R$20.916155973 per share, regardless of the type.

                                  v.     Inform the treatment given to fractions, if applicable

The bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold at an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), which the date will be determined after the process is duly approved by the Central Bank of Brazil, and the respective amounts will remain available to shareholders entitled thereto.

d.        Inform the period set forth in Paragraph 3 of Article 169 of Law # 6,404, as of 1976

Before the auction specified in item 6.c.v, the Company will establish a time limit of not less than 30 (thirty) days, during which the shareholders may transfer the fractions of shares.

Board of Directors’ Proposal to partially amend the Bylaws, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4   p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits to examination and resolution proposal to partially amend the Bylaws, as follows:

•      to include the Paragraph Three into Article 7, and in Article 21, both with the purpose of complying with the provisions of Article10 of the Regulation Attachment II to the Resolution #4,122, of the National Monetary Council, of 8.2.2012, regarding the extension of the term of office of the members of the Board of Directors, Board of Executive Officers and of the Audit Committee;

•      in the “caput” of Article 12, as a result of the reduction of the minimum number of  members of the Board of Executive Officers, from 58 to 56, adapting it to the organizational structure of the Company, without changing the maximum number of members of that Body;

•      in the Paragraph Two of Article 12, improving its wording;

•      to delete the Articles 22, 24 and 25, which deal, respectively, with the organizational components Compliance and Internal Control Committee, Ethical Conduct Committee and Integrated Risk Management and Capital Allocation Committee, with the consequent renumbering of the subsequent Articles, aiming at maintain in the Bylaws only the committees whose characterization as statutory ones is required by legal regulations.

Upon the approval of this proposal, the Paragraph Three of Article 7, the “caput” and Paragraph Two of Article 12 and the Article 21 of the Bylaws will have the following wording:

“Article 7) Paragraph Three - The term of office of the members of the Board of Directors and of the Board of Executive Officers will be of 1 (one) year and will extend until the investiture of new elected Administrators.”

“Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 56 (fifty-six) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers; - Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 7 (seven) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members. Paragraph Two – The requirements provided for in Item II of Articles 18 and 19, related, respectively, to Executive Officers, Department Officers, Officers and Regional Officers, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice-President.”

Board of Directors’ Proposal to partially amend the Bylaws, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.

.2.

“Article 21)  The  Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, being 1 (one)  Coordinator and from 2 (two) to 4 (four) members, to be nominated and dismissed by the Board of Directors, with a 1 (one) year term of office, extending up to the investiture of new members nominated.”

Cidade de Deus, Osasco, SP, February 6, 2013

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice Chairman
Mário da S. Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto

We declare this is a free English translation of part of the Minutes of the Special Meeting # 2,028, of the Bank’s Board of Directors, held on February 6, 2013, drawn up in the Company’s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Board of Directors’ Proposal to reduce the age limit for the exercise of the functions of Executive Officer and Department Officer, with the consequent partial amendment to the Bylaws, which will be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits to examination and resolution a proposal to partially amend the Bylaws, in the Articles 18 and 19, reducing the age limit for the exercise of the position of Executive Officer, from 65 to 62 years old, and of Department Officer, from 62 to 60 years old.

The statutory amendment proposed:

✓ does not apply to Executive and Department Officers holding the position  on the date of March 8, 2013, to whom the age limit of, respectively, less than 65 (sixty-five) and less than 62 (sixty-two) years old, on the date of election, will continue to be valid;

✓ will reduce the age limit to the exercise of the positions of Executive Officer and of Department Officer, reducing, consequently, the time for healthy and desired renovation, within the principle of preserving administrative continuity, strongly recommended to stability, prosperity and security of the Company, thereby also keeping the workforce always motivated with the possibility to reach the highest positions of the Institution.

Upon the approval of this proposal, the Articles 18 and 19 will have the following wording, after the process is approved by the Central Bank of Brazil:

“Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date: I. be under 62 (sixty-two) years old; II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions. Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Executive Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 65 (sixty-five) years old on the date of the election. ";

“Article 19) To  hold the  position of Department  Officer, of Officer and of Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:  I. be under 60 (sixty) years old; II. be an employee or officer of  the Company or of its subsidiaries. Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 62 (sixty-two) years old on the date of the election."

Board of Directors’ Proposal to partially amend the Bylaws, to be submitted to the resolution of Banco Bradesco S.A.’ shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m.

.2.

Cidade de Deus, Osasco, SP, February 6, 2013

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice Chairman
Mário da S. Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto

We declare this is a free English translation of part of the Minutes of the Special Meeting # 2,028, of the Bank’s Board of Directors, held on February 6, 2013, drawn up in the Company’s records.

Banco Bradesco S.A.
Moacir Nachbar Junior	Antonio José da Barbara
Deputy Officer	Department Officer

Detailing the origin and background, with analysis of its legal and economic effects, of the proposals for the partial amendment to the bylaws, which will be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., in compliance with Item II of Article 11 of CVM Instructions #481, of 12.17.2009

▪    in relation to the amendment of the "caput" of Article 6, the capital stock increase with 10% bonus share will not produce legal consequences by preserving the proportional ownership of all shareholders. With regard to the economic effects, there will be 10% increment in the total amount of interest on shareholders’ equity paid monthly,  benefiting proportionally all shareholders;

▪    in relation to the inclusion of Paragraph Three into Article 7 and the appropriateness of the wording of Article 21, dealing with the extension of the term of office of the members of the Board of Directors, of the Board of Executive Officers, and of the Audit Committee, the Administration sees no legal and economic effects. In practice, such procedure was already adopted, including the Audit Committee, by analogy, due to the provisions  of Paragraph 4 of Article 150 of Law #6,404/76, which provides that the period of management by the Board of Directors or by the Board of Executive Officers extends until the investiture of the new elected administrators. Thus, the proposed amendments to the bylaws aims only to comply with the provisions of Article 10 of Regulation Annex II to Resolution #4,122, of the National Monetary Council, of 8.2.2012, which started to require the statutory provision for the extension of the term of office;

▪    in relation to the amendment to the Paragraph Two of Article 12, and of Articles 18 and 19, the Administration sees no legal and economic effects, considering that it exclusively aims at suiting their wording to the new age limits proposed for the candidates to the positions of Executive Officer and Department Officer, as well as excepting the new limits to current occupants of the positions of Department Officer, Officer and Regional Officer;

▪    in relation to the partial amendment to the “caput” of Article 12, the Administration sees no legal and economic effects, considering that the amendment proposed aims only at reducing the minimum number of positions in the Board of Executive Officers, suiting it to the organizational structure of the Company;

▪    in relation to the deletion of Articles 22, 24 and 25, which deal, respectively, with the organizational components Compliance and Internal Control Committee, Ethical Conduct Committee and Integrated Risk Management and Capital Allocation Committee, with the consequent renumbering of the subsequent articles, which reflects the proposal presented by the Executive Committee of Corporate Governance, already approved by the Board of Directors, now submitted for resolution of the Special Shareholders’ Meeting.

The proposal, if implemented, will not produce legal and economic effects, since it aims only to maintain in the bylaws the committees whose characterization as statutory ones is required by legal norms, giving greater speed to the process of management of committees subordinated to the Board of Directors. In this way, only the Audit Committee and the Remuneration Committee will remain as statutory ones, which does not mean the weakening of the corporate governance structure, as the Board of Directors shall maintain these committees, whose exclusion from the bylaws is being proposed, under its structure.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.2.

Corporate Bylaws

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.

Sole Paragraph - As the Company was accepted, on 6.26.2001, in the special listing segment referred to as Corporate Governance Level 1 of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its Shareholders, Management and members of the Fiscal Council, if instated, shall abide by Corporate Governance Level 1 Listing Regulation of BM&FBOVESPA (Level 1 Regulation).

No amendments.
8Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.3.

Section III - Capital Stock	No amendments.

Article 6) The Capital Stock is R$30,100,000,000.00 (thirty billion, one hundred million reais), divided into 3,824,794,581 (three billion, eight hundred twenty-four million, seven hundred ninety four thousand, five hundred eighty one) book-entry, registered shares, with no par value, of which 1,912,397,390 (one billion, nine hundred twelve million, three hundred ninety seven thousand, three hundred ninety) are common shares and 1,912,397,191 (one billion, nine hundred twelve million, three hundred ninety seven thousand, one hundred ninety one) are preferred shares.

Article 6) The Capital Stock is R$38,100,000,000.00 (thirty eight billion one hundred million reais), divided into 4,207,274,039 (four billion, two hundred and seven million, two hundred seventy four thousand, thirty nine) non-par, book-entry, registered shares, of which 2,103,637,129 (two billion, one hundred and three million, six hundred thirty seven thousand, one hundred twenty-nine) are common shares and 2,103,636,910 (two billion, one hundred and three million, six hundred thirty six thousand, nine hundred ten) are preferred shares.

Paragraph One - Common shares will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.

No amendments.
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	No amendments.
a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation;	No amendments.
b) dividends 10% (ten per cent) higher than those attributed to common shares;	No amendments.

c) inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.

No amendments.

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.4.

Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.

No amendments.
Paragraph Five - The following actions will not be permitted:	No amendments.
a) conversion of common shares into preferred shares and vice versa;
b) issue of participation certificates.	No amendments.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers	No amendments.

Paragraph One -  The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within 180 (one hundred and eighty) days.

No amendments.

Paragraph Two -  The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

No amendments.
Non-Existent

Paragraph Three - The term of office of the members of the Board of Directors and of the Board of Executive Officers will be of 1 (one) year and will extend until the investiture of new elected Administrators.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.5.

Section V - Board of Directors	No amendments.

Article 8) The Board of Directors will be constituted by 6 (six) to 9 (nine) members elected by the General Shareholders’ Meeting, with a unified 1 (one) year term of office and they can be reelected. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Vice-Chairman.

No amendments.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.
a) to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;	No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.6.

b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	No amendments.
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;	No amendments.
d) to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;	No amendments.

e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non-permanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Shareholders’ Equity;

No amendments.
f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	No amendments.
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	No amendments.
h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;	No amendments.

i) to submit to Shareholders’ Meetings appreciation proposals aiming at increasing or reducing the capital share, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

No amendments.
j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;	No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.7.

k) to approve the monetary investment of resources resulting from fiscal incentives;	No amendments.
l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers;	No amendments.
m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;	No amendments.
n) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers;	No amendments.

o) to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

No amendments.
p) to establish the remuneration of the Audit Committee members and of the Ombudsman;	No amendments.

q) to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments.
Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.8.

Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.
Section VI - Board of Executive Officers	No amendments.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 58 (fifty-eight) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 9 (nine) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 56  (fifty-six) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 7 (seven) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers, following the dispositions of Paragraph One of Article 7, and the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.9.

Paragraph Two - The requirements provided for in Item II of Article 18 and “caput” of Article 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

Paragraph Two – The requirements provided for in Items II of Articles 18 and 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

Article 13) The Officers of the Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Paragraph Two - The Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.
Paragraph Three - The Company may be also severally represented by any member of the Board of Executive officers or by attorney with specific powers, in the following cases:	No amendments.
a) powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;	No amendments.
b) receive judicial or extrajudicial summons or services of process;	No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.10.

c) participation in biddings;	No amendments.

d)  representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

No amendments.
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;	No amendments.
f) in “legal testimonies”.	No amendments.
Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the regular duties conferred upon them by the law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.
a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members;	No amendments.
b) Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;	No amendments.
c) Managing Officers shall perform the duties assigned to them;	No amendments.
d) Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;	No amendments.
e) Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;	No amendments.
f) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;	No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.11.

g) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.	No amendments.

Article 15) The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.

No amendments.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:
I. be under 65 (sixty-five) years old;	I. be under 62 (sixty-two) years old;
II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	II. belong to the staff of employees or managers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.12.

Non-Existent

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Executive Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 65 (sixty-five) years on the date of the election.

Article 19) To hold the position of Department Officer, Officer and Regional Officer the candidate must be an employee or officer of the Company or of its subsidiaries and, on the election date, must:	Article 19) To hold the position of Department Officer, of Officer and of Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:
I. Department Officer - be under 62 (sixty two) years old;	I. be under 60 (sixty) years old;
II. Officer and Regional Officer - be under 60 (sixty) years old.	II. be an employee or officer of the Company or of its subsidiaries.
Non-Existent

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 62 (sixty-two) years old on the date of the election.

Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.

Article 21) The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, with a 1 (one) year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator.

Article 21) The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, being 1 (one) Coordinator and from 2 (two) to 4 (four) members, to be nominated and dismissed by the Board of Directors, with a 1 (one) year term of office, extending up to the investiture of new members nominated.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.13.

Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	No amendments.
b) to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market;	No amendments.

c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

No amendments.

d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

No amendments.

e) to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.14.

f)   to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

No amendments.
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external auditors;	No amendments.

h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

No amendments.
i) to establish operating rules for its functioning;	No amendments.
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.	No amendments.
Section IX - Compliance and Internal Control Committee	Deleted.

Article 22) The Company will have an organizational component referred to as Compliance and Internal Control Committee constituted by up to 12 (twelve) members, to be nominated and dismissed by the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

Deleted.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.15.

Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture, risk mitigation and conformity to rules applicable to the Bradesco Organization.

Deleted.
Renumbered	Section IX - Remuneration Committee
Renumbered

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of 3 (three) to 7 (seven) members, appointed and dismissed from office by the Board of Directors, with 1 (one) year term of office, and one of them shall be designated Coordinator.

Paragraph One - Members will be appointed among members of the Board of Directors and/or Board of Executive Officers, except for 1 (one) member who necessarily will be non-manager.	No amendments.

Paragraph Two - The members of the Board of Directors and the non-manager member, if he is Bradesco Organization’s employee, will not be compensated for the exercise of their position as members of the Compensation Committee. When the member is not an employee and, when appointed, will have his compensation set forth by the Board of Directors, according to market parameters.

No amendments.

Paragraph Three - The members of the Compensation Committee may be re-elected and they are forbidden to remain in office during a term exceeding 10 (ten) years. Only after the completion of this term, this member may return to the Committee, after elapsing, at least, 3 (three) years.

No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.16.

Paragraph Fourth - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	No amendments.
Section XI - The Ethical Conduct Committee	Deleted.

Article 24) The Company will have an organizational component referred to as Ethical Conduct Committee comprised of up to 16 (sixteen) members, appointed and dismissed by the Board of Directors, with a 1 (one) year term of office, and one of them must be appointed as Coordinator.

Deleted.

Sole Paragraph - The Committee will have as purpose to propose initiatives as to the dissemination and compliance with Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, in order to ensure their efficiency and effectiveness.

Deleted.
Section XII - Risks and Capital Allocation Integrated Management Committee	Deleted.

Article 25) The Company will have an organizational component referred to as Risks and Capital Allocation Integrated Management Committee, composed of up to 19 (nineteen) members, appointed and dismissed by the Board of Directors, with a 1 (one) year term of office, being one of them appointed as Coordinator.

Deleted.

Sole Paragraph - The Committee shall have the objective of assisting the Board of Directors in the performance of its attributions related to management and control of risks and capital, herein understood the economic and financial consolidated results.

Deleted.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.17.

Renumbered	Section X - Ombudsman
Renumbered

Article 23) The Company shall have an organizational component referred to as Ombudsman, which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.

Paragraph One - The Ombudsman’s duty shall be the following:	No amendments.

a) to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;

No amendments.

b) to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;

No amendments.
c) to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;	No amendments.
d) to inform the claimants about the term estimated for final answer, which may not exceed fifteen days;	No amendments.
e) to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;	No amendments.
f) to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;	No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.18.

g) to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

No amendments.
Paragraph Two - The Company:	No amendments.
a) will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;	No amendments.

b) will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

No amendments.
Renumbered	Section XI - Shareholders’ Meetings
Renumbered	Article 24) General and Special Shareholders’ Meetings will be:
a) called by sending to the shareholders a minimum 15 (fifteen)-day notice;	No amendments.
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.	No amendments.
Section XII - Fiscal Year and Income Distribution
Article 25) The fiscal year coincides with the civil year, ending on December 31.

Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.19.

Article 27) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:
I. constitution of the Legal Reserve;	No amendments.

II.                     constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

No amendments.

III.   payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

No amendments.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.20.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.

No amendments.
Renumbered

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.

Transcription of the bylaws   with the amendments to be submitted to the resolution of Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., pursuant to Item I of Article 11 of CVM Instruction #481, as of 12.17.2009

.21.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the mandatory dividend established in Article 30, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.